OMB APPROVAL
OMB Number: 3235-0145
UNITED STATES	Expires: February 28, 2009
SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
Washington, D.C.20549	hours per response...................14.5
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.  )*

ENDOCARE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29264P203

(CUSIP Number)

Thomas S. Hodge
Chief Operating Officer
Frazier Healthcare Ventures
Two Union Square
601 Union Street
Seattle, WA 98101
(206) 621-7200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☒
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 29264P203

1)	NAMES OF REPORTING PERSONS: FRAZIER HEALTHCARE V, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐ (b) ☐
3)	SEC USE ONLY:
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 1,697,563 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 1,697,563

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,697,563
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.64%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP NO. 29264P203

1)	NAMES OF REPORTING PERSONS: FHM V, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐ (b) ☐
3)	SEC USE ONLY:
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 1,697,563 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 1,697,563

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,697,563
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.64%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP NO. 29264P203

1)	NAMES OF REPORTING PERSONS: FHM V, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐ (b) ☐
3)	SEC USE ONLY:
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 1,697,563 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 1,697,563

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,697,563
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.64%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock of Endocare, Inc. (the "Issuer"). The Issuer’s principal executive offices are located at 201 Technology Drive, Irvine, CA 92618.

ITEM 2. IDENTITY AND BACKGROUND.

(a, f) This Schedule 13D is being filed by FRAZIER HEALTHCARE V, LP, a Delaware limited partnership (“FH V”), FHM V, LP, a Delaware limited partnership (“FH V LP”), and FHM V, LLC, a Delaware limited liability company (“FHM V LLC”) (each of FH V, FH V LP and FHM V LLC may be referred to herein as a "Reporting Person" and collectively may be referred to herein as "Reporting Persons").

FH V LP is the general partner of FH V. FHM V LLC is the general partner of FH V LP.

(b) The address of the principal business and principal office of the Reporting Persons is Two Union Square, 601 Union Street, Suite 3200, Seattle, Washington 98101.

(c) FH V is a venture capital fund concentrating in healthcare and related fields. The sole business of FH V LP and FHM V LLC is to serve as general partner entities for FH V.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

FH V holds an aggregate of 1,697,563 shares of common stock purchased in several transactions for an aggregate purchase price of $11,837,841.35. 1,085,271 shares were purchased in a private transaction from the Issuer on May 25, 2007, 16,666 shares were purchased in open market transactions prior to November 2007, an aggregate of 478,959 shares were purchased in private transactions from two affiliated investment funds on December 7, 2007 and 116,667 shares were purchased in a private transaction from an individual on December 12, 2007. Funds for the purchases were provided by FH V from its working capital which is provided by capital contributions of its partners.

ITEM 4. PURPOSE OF TRANSACTIONS.

The Reporting Persons have acquired shares of common stock of the Issuer for investment purposes. The Reporting Persons determined on December 31, 2007 to evaluate the possibility of an employee or other representative of FH V being nominated for election to the board of directors of the Issuer at its regularly scheduled 2008 annual meeting, and therefore may be deemed to hold securities with a purpose or effect of influencing control of the Issuer.

Depending on market conditions, continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the common stock or other securities of the Issuer or pursue strategic transactions as opportunities arise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in the instructions to Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) FH V is the record holder of 1,697,563 shares of common stock of the Issuer. No other Reporting Persons are record holders of securities of the Issuer.

By virtue of the relationships among the Reporting Persons, each may be deemed to share voting power and dispositive power over such shares of common stock of the Issuer. Therefore, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,697,563 shares of common stock of the Issuer, which is equal to 14.64% of the Issuer’s issued and outstanding shares of common stock. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of common stock, except for such securities for which such Reporting Person is the holder of record and except to the extent of Reporting Person’s proportionate pecuniary interests therein.

(b) Each of the Reporting Persons may be deemed to share voting power and dispositive power over the 1,697,563 shares of common stock of the Issuer.

(c) Except as described herein, no Reporting Person has effected any transaction in the Issuer’s common stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, any securities beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The organization documents of the Reporting Persons govern the division of profit or loss as among the Reporting Persons. Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between those persons and any other person with respect to securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.  Joint Filing Agreement between the Reporting Persons dated January 4, 2008.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 4, 2008

FRAZIER HEALTHCARE V, LP

By:	FHM V, LP, its General Partner

	By:	FHM V, LLC, its General Partner

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge
Chief Operating Officer

FHM V, LP

By:	FHM V, LLC, its General Partner

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge
Chief Operating Officer

FHM V, LLC

By:	/s/ Thomas S. Hodge
Thomas S. Hodge
Chief Operating Officer

EXHIBIT 1

JOINT FILING AGREEMENT

Frazier Healthcare V, LP, FHM V, LP and FHM V, LLC, in accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such person or entity, that each such person or entity is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such person or entity contained therein.

This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Date: January 4, 2008	FRAZIER HEALTHCARE V, LP

	By:	FHM V, LP, its General Partner

		By:	FHM V, LLC, its General Partner

		By:	/s/ Thomas S. Hodge
Thomas S. Hodge
Chief Operating Officer

FHM V, LP

	By:	FHM V, LLC, its General Partner

		By:	/s/ Thomas S. Hodge
Thomas S. Hodge
Chief Operating Officer

FHM V, LLC

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge
Chief Operating Officer